Exhibit 99.1

St. John's, NL - May 5, 2021

FORTIS INC. REPORTS STRONG FIRST QUARTER 2021 RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) released its first quarter results1 today.

Highlights
•Provided safe and reliable service during the pandemic
•Net earnings of $355 million, or $0.76 per common share
•    Adjusted net earnings2 of $0.77 per common share, up from $0.68 in the first quarter of 2020
•    EPS growth driven primarily by increased rate base and higher earnings in Arizona
•    Capital expenditures of $0.9 billion in the first quarter; $3.8 billion annual capital plan on track
•Credit ratings affirmed by S&P and upgraded by DBRS Morningstar

"During the first quarter we delivered strong operational and financial results as we continue to advance our low-risk organic growth strategy," said David Hutchens, President and Chief Executive Officer, Fortis. "We are delivering on our sustainability goals with the completion of the Oso Grande Wind Project and continuing our progress on the Wataynikaneyap Transmission Power Project. We are extremely grateful to our employees for their dedication in delivering our essential energy services during this ongoing pandemic and we remain committed to their safety and the safety of our communities."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $355 million for the first quarter, or $0.76 per common share, an increase of $43 million, or $0.09 per common share compared to the same period in 2020.

Rate base growth at the regulated utilities driven by record capital investments made in 2020 and new customer rates at Tucson Electric Power ("TEP") effective January 2021 contributed to the increase. The impact of losses on retirement investments and foreign exchange contracts recognized in March 2020 also favourably impacted the year over year change.

The increase was tempered by a lower average USD:CAD foreign exchange rate and higher operating costs associated with planned generation maintenance at UNS Energy in 2021. The pandemic did not significantly impact financial results for the first quarter of 2021.

Adjusted Net Earnings2
The Corporation reported adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") of $360 million for the first quarter, or $0.77 per common share, an increase of $45 million, or $0.09 per common share compared to the same period in 2020.

Non-US GAAP Reconciliation
Three months ended March 31
($ millions, except earnings per share)	2021	2020	Variance
Net Earnings	355	312	43
Adjusting items:
Unrealized loss on mark-to-market of derivatives[3]	5	3	2
Adjusted Net Earnings	360	315	45
Adjusted basic earnings per share ($)	0.77	0.68	0.09

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-US GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-US GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-US GAAP Reconciliation above.
3     Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek

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Capital Expenditures
The 2021 $3.8 billion capital plan is on track with $0.9 billion invested during the first quarter. Higher forecast capital expenditures for the year are expected to offset the impact of a lower foreign exchange rate.

In May 2021, construction of the Oso Grande Wind Project was completed. The 250-megawatt wind-powered electric project is TEP's largest renewable energy resource with enough power to energize nearly 100,000 homes. The project complements TEP’s Integrated Resource Plan which calls to reduce emissions by exiting coal generation and adding 2,400 megawatts of new wind and solar power and 1,400 megawatts of energy storage systems by 2035.

The Wataynikaneyap Transmission Power Project is progressing well, with nearly 850 transmission towers installed at the end of the quarter and approximately 1,100 workers on site including First Nations members. It is the largest majority-owned First Nations construction project in Canada's history. The project, which brings many socio-economic benefits to 17 remote communities, is on schedule for completion at the end of 2023. Fortis holds a 39% equity interest in the project.

Credit Ratings
In April 2021, Standard & Poor's Financial Services ("S&P") affirmed the Corporation's 'A-' issuer and 'BBB+' senior unsecured debt credit ratings. S&P revised the outlook to stable from negative recognizing the Corporation's operational and financial stability throughout the pandemic.

In May 2021, DBRS Morningstar upgraded Fortis' issuer and senior unsecured debt credit ratings to A (low) from BBB (high). The upgrade reflects Fortis' business risk profile and improved credit metrics, as well as the Corporation's financial resiliency during the pandemic.

Regulatory Proceedings
In March 2021, the Alberta Utilities Commission concluded the 2022 Generic Cost of Capital proceeding and extended the allowed return on common equity ("ROE") of 8.5% using a 37% equity component of capital structure through 2022.

In April 2021, the Federal Energy Regulatory Commission ("FERC") issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR initiated in March 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for existing RTO members, like ITC, that have been members longer than three years. The timeline for FERC to issue a final ruling in this proceeding and the likely outcome cannot be determined at this time.

Outlook
"The outlook for Fortis remains positive and we affirm our 6% dividend growth guidance," said Mr. Hutchens. "We continue to enhance shareholder value through strong growth across our diversified businesses and our focus on meeting our carbon emission reduction target. We will also pursue additional growth opportunities as economic and climate related policy accelerates the transition to cleaner energy across our North American footprint."

The Corporation's $19.6 billion five-year capital plan is expected to increase midyear rate base from $30.5 billion in 2020 to $36.4 billion by 2023 and $40.3 billion by 2025, translating into three- and five-year compound annual growth rates of approximately 6.5% and 6.0%, respectively, using a constant foreign exchange rate. Beyond the five-year capital plan, Fortis continues to pursue additional energy infrastructure opportunities.

Fortis is driving the transition to a cleaner energy future. Its corporate-wide target to reduce carbon emissions by 75% by 2035 represents avoided emissions equivalent to taking approximately 2 million cars off the road in 2035 compared to 2019 levels. Upon achieving this target, the Corporation expects 99% of its assets will be dedicated to energy delivery and carbon-free generation.

Additional opportunities to extend and expand growth include: further expansion of the electric transmission grid in the United States to facilitate the interconnection of cleaner energy including infrastructure investments associated with the proposed American Jobs Plan; liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

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The proposed 1,000 megawatt cross-border, Lake Erie Connector electric transmission project continues to progress. In April 2021, the Canada Infrastructure Bank announced that it had entered into an agreement with ITC Investment Holdings to fund up to 40% of the proposed $1.7 billion project. The fully permitted project is not currently included in the Corporation's five-year capital plan as the transmission service agreements remain outstanding.

Fortis expects long-term growth in rate base will support earnings growth and the annual dividend growth guidance of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including no material impact from the COVID-19 pandemic, the expectation of reasonable outcomes for regulatory proceedings and the successful execution of the five-year capital plan.

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2020 revenue of $8.9 billion and total assets of $56 billion as at March 31, 2021. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine US states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2021 and 2021-2025; the expectation that higher capital expenditures for the year will offset the impact of a lower foreign exchange rate; TEP's targeted 2035 generation mix; the nature, timing, benefits and expected costs of certain capital projects including the Wataynikaneyap Transmission Power Project and additional opportunities beyond the capital plan, including the Lake Erie Connector Project; targeted average annual dividend growth through 2025; forecast rate base and rate base growth for 2023 and 2025; the 2035 carbon emissions reduction target and projected asset mix; and the expectation that long-term growth in rate base will support earnings and dividend growth.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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Teleconference to Discuss First Quarter 2021 Results

A teleconference and webcast will be held on May 5, 2021 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's first quarter 2021 results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until June 5, 2021. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 5765755.

Additional Information
This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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